Exhibit 1

Opportunistic and Inadequate Offer by Insiders

May 30, 2024

Dear Special Committee of the WideOpenWest Board,

Two trading days prior to WideOpenWest’s stronger-than-expected first-quarter report, it received an unsolicited offer by insiders to acquire the company for $4.80 per share. Among other responsibilities, your Special Committee was formed to evaluate that offer in satisfaction of the Board’s fiduciary duties. I can help you skip ahead: the proposed price is offensively low.

Funds controlled by my firm, LB Partners, own ~7.9% of WOW, making us the company’s second-largest owner, behind only the putative acquirer, Crestview Partners (“Crestview”). We are, by far, the largest non-conflicted owner of the business and I hope you will read this letter with that in mind.

Crestview and DigitalBridge Investments, LLC (together, the “Insider Bidders”) submitted an offer that attempts to capitalize on a variety of nadirs that all are overlapping. WOW was and remains dramatically undervalued. It was undervalued at $3.70 and remains so at $4.80, a mere 4.8x Adjusted EBITDA1. We believe that discounts a reasonable valuation by half. This opportunistic bid by the Insider Bidders combines a low multiple on trough earnings while assigning negative value to WOW’s brand-new crown jewel fiber assets. A conservative appraisal is north of $10.00 per share. We believe much more than that is achievable over the coming years.

In this letter, I will convey a few quick points:

1)	The Offer is Inadequate

2)	The Process Must be Comprehensive and Free of Conflicts

3)	Legal Risk and Voting

4)	Fair Value and Hidden Crown Jewel Assets

5)	Operating Environment

6)	“No” is a Viable Option

7)	LB Partners Appears to Have Company

1 Unless otherwise noted, all financial metrics reflect the published publicly available information as of the date of the disclosure of the offer letter (i.e., Q4 2023 published financials).

411-413A East Main Street, Charlottesville, VA 22902

The Offer is Inadequate

On June 30, 2021, when WOW announced the sale of substantial assets in five geographic service areas, it disclosed that those assets were sold at ~11x EBITDA2. At 11x EBITDA, WOW shares would today trade in the mid-$20s per share. While today’s competitive and macro backdrop isn’t likely to support an 11x offer, it is worth noting that cable bellwether, Charter Communications, was trading at 11.3x EV / Adjusted EBITDA3 at the time of those asset sales. As an overbuilder, one can understand why WOW might trade at a small discount to incumbents like Charter. Today, Charter trades at 6.7x EV / Adjusted EBITDA4. At the same 0.3x discount to Charter, WOW would trade closer to $10 per share.

For most of the past few decades, cable M&A transactions have been completed at between 8.0x and 10.0x Adjusted EBITDA. At the low end of that range, WOW would be acquired for roughly $15 per share.

Over the past two years, WOW has spent $170 million – or $2 per share – on crown jewel fiber assets that currently generate negative EBITDA but are destined to be a massive source of value. The proposed bid for WOW is so inadequate that not only does it give negative value for our highly desirable crown jewel fiber assets, it values WOW at a lower multiple than copper / LEC businesses, which are inferior assets to WOW’s pure-fiber and HFC (hybrid fiber-coaxial) plant. The graph below is adapted from Consolidated Communications Holdings, Inc.’s (“Consolidated”) (NASDAQ: CNSL) presentation to shareholders last October5, before the subsequent stock market rally. Consolidated itself was in the midst of a controversial take-private offer from its controlling private equity shareholder - an offer which represented a 70% premium - despite Consolidated being in much worse financial condition than WOW. For context, the Insider Bidders’ proposed bid would make WOW the lowest transaction multiple on this chart, even as its assets are superior to these companies, several of which were dying and outdated businesses.

2 Source: WOW press release dated June 30, 2021.

3 Source: Bloomberg EV / EBITDA Adjusted as of June 30, 2021.

4 Source: Bloomberg as of May 30, 2024, using $141.9 billion of EV and $21.3 of Adjusted EBITDA.

5 https://ir.consolidated.com/events-and-presentations/default.aspx.

411-413A East Main Street, Charlottesville, VA 22902

As we discuss below under “Fair Value and Hidden Crown Jewel Assets”, WOW’s decision to front-load 2024 Expansion CapEx has subsequently inflated net debt and pulled down expected EBITDA. That makes this multiple even more galling, as it means the “real” EBITDA multiple is even lower than it looks. At a minimum, any valuation exercise you conduct in furtherance of the Board’s fiduciary duties should both back out operational growth spending and remunerate shareholders for the growing value of our large investment in fiber assets.

It is worth zooming in on the Consolidated transaction in the graph above, which was publicly disclosed last summer. Like WOW, Searchlight’s 34% stake made it Consolidated’s controlling private equity shareholder. Also, like WOW, Consolidated is aggressively expanding its fiber footprint and has large aspirations to continue to do so. But, unlike WOW, Consolidated was under financial stress as its much larger debt load did not mix well with its growth investment needs and a legacy copper business in rapid secular decline. Compare to WOW, which has a more modest debt profile and, per management, HFC assets that should be generally stable-to-growing once it works through this window of self-inflicted pain. Despite Consolidated’s stress, Searchlight paid 9.6x EBITDA in recognition of the value of its legacy cash flow stream and high-quality but immature fiber assets (including its fiber development strategy). Compare that to WOW’s Insider Bidders, who are offering only HALF of Consolidated’s multiple and ascribing negative value to our crown jewel fiber assets. At 9.6x, WOW would be worth ~$20 per share. Finally, Consolidated’s special committee and Searchlight agreed that a majority of the non-Searchlight shareholders must approve the transaction, given Searchlight’s large and conflicted position.

411-413A East Main Street, Charlottesville, VA 22902

Similarly, as a result of Crestview’s 37.5% ownership, Crestview controls WOW. Crestview’s Jeff Marcus Chairs the Board and Crestview has appointed four out of WOW’s nine directors. Crestview has used its influence to help drive the selection of WOW’s CEO and most of the non-Crestview appointed Board members. The owners of the remaining 62.5% of WOW’s shares are effectively minority shareholders to Crestview (for ease, I will refer to that collective non-Crestview ownership as the “Minority Outsiders”). Those seeking to take-private the business are deeply conflicted about its worth: for them, the lower, the better. On the other hand, if a take-private offer fails to compensate us fully for our wonderful company, I’m perfectly comfortable with the business remaining publicly traded and generating value for all owners.

The Process Must be Comprehensive and Free of Conflicts

I have followed WOW since its IPO seven years ago at $17.00 per share. The idea that the same people who dumped an overpriced WOW onto the market in 2017 would like to take it private at less than 30% of that value over seven years later is offensive and should be met with deep skepticism and a rigorous and conflict-free process by the Special Committee. I describe elements of WOW’s intrinsic value below and expect you to bear in mind that remaining an independent public company is a compelling alternative if, after canvassing many non-conflicted possible buyers, an acceptable offer isn’t secured.

Legal Risk and Voting

With a de facto controlling shareholder making a highly inadequate offer that seems timed to preempt a publicly filed Q1 report that revealed improving operations, securing approval from the Minority Outsiders is critical to assuring the Special Committee undertook a thorough and fair process consistent with the Special Committee and Board’s fiduciary duties. In situations like this, where a majority or significant minority owner attempts a take-private, standard practice as reflected under Delaware law is to require a majority of the non-conflicted shareholders to vote to approve the transaction. This accomplishes multiple goals, not least of which are protecting Board members against legal liability and ensuring Minority Outsiders are well-represented. Both the optics and the reality of a deal where the Insider Bidders attempt to force Minority Outsiders to sell to the Insider Bidders against their collective will and best interests would be awful. The Special Committee owes a deep responsibility to the Minority Outsiders and must protect us against compulsion and overreaching by the Insider Bidders.

411-413A East Main Street, Charlottesville, VA 22902

The Insider Bidders are highly sophisticated investors who possess dramatically better (and non-public) information than Minority Outsiders. Despite this, immediately following the proposed bid, WOW made the unnecessary and inappropriate decision to shut down communication with any Minority Outsiders, including answering standard questions about company operations on its quarterly earnings call. The result is that WOW insiders have further entrenched an information asymmetry, which punishes Minority Outsiders by inhibiting our ability to assess the merits of any proposed acquisition. By way of comparison, Target Hospitality Corp. (“Target Hospitality”) (NYSE: TH) is a company in the midst of a similar situation where its controlling shareholder is attempting a take-private that buys out minority investors. Just one day after WOW’s truncated Q1 earnings call, Target Hospitality held its standard earnings call - including Q&A – establishing a ground rule that it would not discuss the unsolicited bid but was happy to address business operations and its perspective on the go-forward business opportunity.

WOW’s decision to restrict information from its Minority Outside owners darkens opacity and magnifies the trust we must place in the Special Committee, further intensifying your legal responsibility to protect us and maximize shareholder value in any path you recommend. $4.80 per share is wholly inadequate and not only should be rejected by the Special Committee but also should not even be considered as a starting point. The “premium” the Insider Bidders proclaim for $4.80 is based on a starting point established after problems emerged that management repeatedly admitted were self-inflicted. The Insider Bidders helped oversee the self-infliction, which led to hemorrhaging broadband subscribers in late-2023 and early-2024. The share price that prevailed immediately prior to the disclosure of self-inflicted wounds was between $7 and $8 per share – arguably a more reasonable starting point. Conveniently, the “premium” offered by the Insider Bidders is based on a price that has persisted since the disclosure of their bumbled operating decisions.

The Insider Bidders submitted their bid a mere two trading days prior to WOW’s Q1 earnings release, when outsiders would learn the bleeding from the wounds the would-be buyers inflicted on us had finally begun to staunch. Given the news that peak capital spending is in the rear-view mirror and customer trends have dramatically improved, it is not obvious to me that the share price wouldn’t have traded above $4.80 without the bid. One could easily argue this is effectively a negative-premium offer, which may be why the Insider Bidders rushed to submit their offer just ahead of the earnings release.

411-413A East Main Street, Charlottesville, VA 22902

Fair Value and Hidden Crown Jewel Assets

WOW faces five overlapping headwinds, each of which is almost certainly temporary:

1)	Self-inflicted operating wounds relating to a poorly managed price increase last summer and short-sighted promotional offers in 2022 that became headwinds in 2023;

2)	Recent and huge market-expansion CapEx to build crown jewel fiber assets. These brand-new assets are definitionally immature and likely a drag on EBITDA;

3)	The massive expansion spending on 2) has driven temporarily elevated debt levels and negative free cash flow that is about to inflect positively;

4)	5G fixed wireless competition; and

5)	As a result of all of the above, an industry-low EV / EBITDA multiple.

The good news is that numbers 1), 2), and 3) are within WOW’s control.

Addressing its self-inflicted wounds, WOW took steps to manage its promo roll-off issues and, in early February, improved its pricing practices. Even with only a partial benefit in the quarter, the Q1 earnings release showed that Legacy HSD customer losses moderated substantially, returning most of the way toward pre-wound territory. Excluding temporary potential ACP impacts in Q2 and Q3, we believe Legacy losses are set to moderate further as the year progresses.

With regards to Expansion CapEx, these are crown jewel assets. Since launching its Greenfield fiber program in 2022, WOW has disclosed spending $170 million on fiber CapEx alone. The overwhelming majority of the resultant Greenfield passings occurred in late Q4 2023 and Q1 2024. Presumably, this continues in Q2. These costs were funded by shareholder cash and debt and, therefore, are deducted from the equity value the Insider Bidders propose to pay Minority Outsiders. Worse yet, because these Crown Jewel assets are primarily just a few months old, they are likely negative EBITDA contributors (or at least not meaningfully positive). This means the very best assets may ironically have a further punitive impact on the pittance of equity value the Insider Bidders did offer. The $170 million of cost alone is worth roughly $2.00 per share and, as we describe below, that $170 million by itself is on a path to be worth well over $400 million in two years (or roughly $5.00 per share). The current offer values that $5.00 per share at les than zero.

411-413A East Main Street, Charlottesville, VA 22902

Less than zero, despite CEO Teresa Elder's unequivocal statement that expansion builds are going incredibly well. During her brief appearance on the Q1 call, Teresa highlighted that the earliest Greenfield fiber builds are “averaging about 20% penetration within the first six months after activation.” That is tremendous, even if only in reference to the small portion of builds that were completed by the end of last summer. As time passes, our fiber networks will fill - it typically takes two to three years to hit maturity for new builds (and penetration often continues to grow for years beyond that, creating additional value). For well-selected fiber markets, with sensible pricing and marketing, this is an almost automatic process.

WOW has stated its Greenfield fiber program will build passings at $1050 per home. If so, we can assume the $170 million to date can support ~160,000 homes6. Multiple fiber overbuilders pursuing similar strategies have recently securitized mature fiber-to-the-home (FTTH) portfolios. These securitizations created borrowing capacity from those portfolios of $2500 per passing or more7. In WOW’s case, because these immature passings are likely EBITDA drags, out crown jewel assets are assigned negative value by the proposed bid. In reality, 160,000 mature fiber passings would be financeable at more than $400 million. The financing capacity alone is worth $4.75+ per share and the residual equity value puts it well over $5.00 per share. That extra $5.00+ per share is being valued at less than ZERO by the Insider Bidders yet is worth more than the entire proposed bid. Simply adjusting the $4.80 bid for $4.75 of finance value of the fiber passings would value WOW at $9.55 per share. That approach still foregoes the remaining equity value of those fiber passings and makes no adjustment to unburden EBITDA of depressive growth losses related to the immature network. It likewise includes no value for ongoing fiber or edge out investment during any negotiation process nor adjusts the historically low multiple that the Insider Bidders propose to pay.

6 More, actually - much of that high, up-front CapEx spend supports lower cost incremental passings. Said differently, as additional capital is used to continue passing homes and the overall program remains on budget, then the isolated cost of incremental passings will be very low. This is also a form of equity value for which the Insider Bidders propose not to compensate Minority Outsiders.

7 For example, one year ago, during a difficult credit environment, Tucows priced a $239 million securitization backed by 96,000 fiber passings (with 35,000 customers / 36% penetration), equating to ~$2490 per passing and $6,828 per customer. Higher penetrated networks have seen even greater per passing financing capacity.

https://www.tucows.com/news/ting-completes-239-million-asset-backed-securitization-to-support-its-fiber-network-expansion-in-the-u-s

411-413A East Main Street, Charlottesville, VA 22902

The Insider Bidders have a long history with securitization as a means of unlocking latent value. DigitalBridge is quite open about its aggressive use of ABS markets. In addition to securitizing its own management fees, DigitalBridge CEO Marc Ganzi recently described his history with securitization:

“I think for those of you that have followed my 30-year career…we were the first to create the cell tower securitization. We created the first small cell securitization. We created the first hyperscale data center securitization. We just did our first green Tier 5 data center securitization with Switch. And so we're always out front trying to figure out how to optimize the capital structure in this asset class.”8

As the fiber assets mature, the Insider Bidders will securitize and extract the massive equity value, for which they propose not to compensate the Minority Outsiders.

The timing of this offer is not merely unfavorable to WOW’s Outside Minority owners, it’s suspiciously unfavorable. In addition to the Insider Bidders disclosing their preliminary bid a mere two trading days before WOW’s best quarter in ten months, we also learned WOW’s management and Board chose to frontload 2024’s growth spending. At its mid-March Q4 earnings release – a mere two and a half weeks from quarter-end - CFO John Rego guided to ~$60 million of Expansion CapEx for all of 2024. Yet the company chose not to disclose that nearly SEVENTY-FIVE PERCENT of that would occur in Q1. When Rego provided that guidance in mid-March, insiders knew with near certainty that Q1 would consume the vast majority of the entire year’s Expansion CapEx budget – its single highest Growth CapEx quarter in its seven years as a public company. But why tell the outside owners ahead of time or allow them to ask questions about it after the fact?

WOW is now set to spend comparatively little on Expansion CapEx in each of 2024’s remaining three quarters as it gushes free cash flow. This year’s punctuated early capital spending also serves to depress EBITDA, as the company must increase operating expenses and customer acquisition costs to support the growth that will come from pulling forward so much CapEx. If one were of a conspiratorial mind, one could imagine the Insider Bidders’ Board members approving an aggressive growth-focused CapEx and OpEx budget that adds to debt while reducing near-term EBITDA, serving to cause existing shareholders to foot the bill for crown jewel fiber assets, then forcing the Minority Outsiders to sell those assets for negative value to the Insider Bidders.

8 May 14, 2024 – DigitalBridge Investor Day.

411-413A East Main Street, Charlottesville, VA 22902

The timing of this bid isn’t merely suspicious and troubling for what the Insider Bidders knew and may have caused to occur; it’s also opportunistic based on WOW’s recent journey. Each of today’s headwinds serves to depress the very near-term operations, as WOW’s top-line growth is near a nadir, its EBITDA is depressed by substantial immature fiber and edge out assets, its free cash flow is optically negative, and its debt is near a peak.

As the year plays out, EBITDA should stabilize and then gradually expand, free cash flow will turn solidly positive, and WOW’s net debt position will decrease. As any impact from ACP moderates, the entire business is set to improve, reversing the current situation and creating a tailwind into 2025.

Lastly, it’s worth noting that the proposed bid values WOW at <$680 per passing for ALL of WOW’s passings (HFC + fiber), even as WOW is spending $1050 to build new fiber passings and the market values other operators’ mature cable and fiber passings at multiples of that. WOW’s immense asset value is hidden by its recent operating performance, but is a goldmine. I encourage you to ask your investment bankers for a graph of cable and fiber trading comps and transactions on a “per passings” basis. If you do, make sure to bring your eyeglasses - you will have to squint to see WOW’s low valuation hidden by the towering shadows of its precedents and peers.

Operating Environment

One of the key challenges facing all fixed broadband companies is the surge of competition from 5G fixed wireless players, like Verizon and T-Mobile. That 5G fixed wireless access (FWA) product is generally considered an “excess capacity” offering that will become a smaller threat in the coming years as FWA operators choose to allocate increasingly scarce spectrum toward their much higher-value traditional mobile offerings. Along those lines, in the first few months of 2024, we have already seen T-Mobile raise FWA prices and agree to fund a 50% stake in a fiber to the home overbuilder (Lumos), both of which hint at an approaching horizon for its rapid initial FWA growth.

A key debate in the industry is “when” we reach that horizon. Most industry participants believe that the competitive intensity of FWA is set to decline in 2025 and 2026. One of the two Insider Bidders, DigitalBridge, is amongst the largest mobile tower and small cell owners in the United States and regularly talks about its deeply strategic relationships with each of the large mobile operators. We hold DigitalBridge and its team’s acumen in high regard - few players are better positioned to estimate FWA’s horizon than DigitalBridge. WOW would be DigitalBridge’s first meaningful control stake in a US-based consumer-focused fixed broadband business. It’s reasonable to believe DigitalBridge, who possesses truly unique insights into this space, agrees that the operating environment is set to improve.

411-413A East Main Street, Charlottesville, VA 22902

As WOW’s controllable operating health improves throughout 2024, the moderation of FWA competition is set to propel its performance for years to come.

“No” is a Viable Option

LB Partners acquired its stake in WOW with the belief that the company’s future is brighter than its recent past: it was cheap when we built our stake and this proposed bid remains cheap. We believe it’s reasonable to think WOW shares could be worth well into the double digits in the coming years. In short, we are in no rush to sell and are content to continue owning WOW as a publicly traded security.

Of course, as with every other shareholder, LB Partners will evaluate the merits of a given proposal if and when disclosed. But for an offer to be viable to us, it needs to compensate us for today’s business, the obvious operating improvements that are coming, and the value of our crown jewel fiber assets. It also needs to be the result of a process that is comprehensive and canvasses a wide variety of potential bidders.

Crestview’s nearly nine-year stewardship of WOW has been underwhelming. We cannot speak for them, but we believe, at the right price, Crestview is a willing seller. WOW’s loan documents allow a variety of buyers to assume the debt without triggering a change of control-type event. We hope you will either find a buyer who offers full value or choose to stay the course as an independent public company.

LB Partners Appears to Have Company

Since the Insider Bidders disclosed their proposed bid, over 18 million WOW shares have traded at a VWAP of $4.80, with roughly half of that at or above the $4.80 proposed deal price and millions more just below it. It seems to us that few people buy at $4.90 with a goal of voting to sell at $4.80. While we do not speak for anyone else, it increasingly appears that our fellow shareholders believe this is such a deeply undervalued offer that they are willing to risk paying more than the proposed bid on the belief that WOW is worth well more than $4.80.

411-413A East Main Street, Charlottesville, VA 22902

To reiterate, everything about this inadequate offer made by Insider Bidders seems unfavorable to Minority Outsiders. The same Crestview that just a year ago was directing the company to buyback WOW’s own shares at $10.00 now proposes to take private the company for less than $5.00. We believe Crestview was onto something a year ago - the company is worth substantially more than $4.80, whether as a standalone public company or via a transaction. The company has crown jewel fiber assets that are assigned negative value in the proposed bid yet cost the company $2.00 per share to build and are worth closer to $5.00 per share in the near future. The company’s decision to spend 75% of its Expansion CapEx budget in Q1, yet neither guide shareholders to that nor allow discussion of it after the recent earnings release, increases confusion, deeply advantaging the Insider Bidders and punishing Minority Outsiders. As such, we have no choice but to trust the Special Committee to fully satisfy its fiduciary duties, canvas broadly for other bidders, and push aggressively to maximize value.

Crestview’s 37.5% stake and Board positions give it nearly full control and virtually requires it to agree to any sale – this theoretically could make third-party bidders hard to come by. However, we’d note that in Crestview’s amended Schedule 13D publicly filed with the SEC on May 2nd, Crestview did not indicate it would oppose selling to a third-party bidder. It has owned its money-losing position for nearly nine years and likely would happily return capital to its LP investors at the right price. WOW’s assets are highly valuable to strategic and financial buyers alike and its debt capital structure provides ample flexibility to transfer to a new owner.

Any process that does not aggressively seek to protect Minority Outsiders is fraught with both moral and legal risk for the Board and the Special Committee. We hope we can trust you to execute as a true fiduciary on our behalf.

Sincerely,

Chas Cocke

411-413A East Main Street, Charlottesville, VA 22902

CC: Teresa Elder, John Rego, Andrew Posen

Note: A copy of this letter can be found in our concurrent 13D filing and online at www.ProtectWOW.com

Disclaimers:

This does not constitute an offer, solicitation or recommendation to sell or an offer to buy any securities, investment products or investment advisory services. This does not constitute a recommendation or advice on how any shareholder should evaluate any possible bid or how any shareholder should vote. Any formal offer should be considered in its own context.

This document contains opinions and forward-looking statements that are based on our current beliefs and assumptions and on information currently available that we believe to be reasonable, however, such statements necessarily involve risks, uncertainties and assumptions, and investors may not put undue reliance on any of these statements. All investments involve the risk of serious loss.

The information in this document is not intended to provide, and should not be relied upon for, accounting, legal, or tax advice or investment recommendations. Each recipient should consult its own tax, legal, accounting, financial, or other advisors about the issues discussed herein.

411-413A East Main Street, Charlottesville, VA 22902